Exhibit 99.2

Hanwha SolarOne Co., Ltd.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

	March 31	December 31	March 31	March 31
	2012	2012	2013	2013
	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)
	RMB’000	RMB’000	RMB’000	US$‘000
ASSETS
Current assets
Cash and cash equivalents	1,908,859	676,476	1,004,954	161,807
Restricted cash	217,841	150,462	161,649	26,027
Derivative contracts	3,198	—	4,020	647
Accounts receivable - net	603,860	956,969	1,131,593	182,198
Notes receivable	7,799	2,681	550	89
Inventories - net	659,116	838,727	776,865	125,083
Advance to suppliers, net	573,587	166,838	178,684	28,770
Other current assets - net	382,416	356,784	268,670	43,258
Deferred tax assets - net	306,988	150,297	139,179	22,408
Amount due from related parties - net	96,568	420,610	418,798	67,431

Total current assets	4,760,232	3,719,844	4,084,962	657,718

Non-current assets
Fixed assets – net	4,899,072	4,779,873	4,728,164	761,281
Intangible assets – net	340,336	335,047	333,274	53,660
Deferred tax assets - net	11,915	107,304	125,742	20,246
Long-term deferred expenses	34,136	25,200	21,743	3,501
Long-term prepayment	204,570	184,065	172,150	27,718

Total non-current assets	5,490,029	5,431,489	5,381,073	866,406

TOTAL ASSETS	10,250,261	9,151,333	9,466,035	1,524,124

LIABILITIES
Current liabilities
Derivative contracts	6,094	17,311	7,845	1,263
Short-term bank borrowings	2,103,536	1,162,372	1,279,312	205,982
Long-term bank borrowings, current portion	623,492	467,204	497,605	80,119
Accounts payable	1,133,379	1,061,723	942,143	151,694
Notes payable	316,105	314,517	294,642	47,440
Accrued expenses and other liabilities	338,331	400,537	355,737	57,278
Customer deposits	37,998	36,314	26,995	4,346
Unrecognized tax benefit	143,473	143,473	143,473	23,101
Amount due to related parties	11,921	72,045	191,473	30,829

Total current liabilities	4,714,329	3,675,496	3,739,225	602,052

Non-current liabilities
Long-term bank borrowings	1,075,722	2,285,106	2,112,483	340,131
Long-term notes payable	—	—	627,821	101,085
Convertible bonds	382,922	368,590	390,594	62,889
Long term payable	50,000	50,000	50,000	8,050
Deferred tax liabilities	25,240	24,798	24,651	3,969

Total non-current liabilities	1,533,884	2,728,494	3,205,549	516,124

TOTAL LIABILITIES	6,248,213	6,403,990	6,944,774	1,118,176

Redeemable ordinary shares	24	24	24	4

EQUITY
Shareholders’ equity
Ordinary shares	315	316	316	51
Additional paid-in capital	3,998,485	4,004,199	4,004,639	644,786
Statutory reserves	174,456	174,456	174,456	28,089
Accumulated deficit	(171,232)	(1,430,433)	(1,656,346)	(266,688)
Accumulated other comprehensive loss	—	(1,219)	(1,828)	(294)

Total shareholders’ equity	4,002,024	2,747,319	2,521,237	405,944
TOTAL EQUITY	4,002,048	2,747,343	2,521,261	405,948
TOTAL LIABILITIES, REDEEMABLE ORDINARY SHARES AND SHAREHOLDERS’ EQUITY	10,250,261	9,151,333	9,466,035	1,524,124
	0.00	0.00	0.00	0.00

Hanwha SolarOne Co., Ltd.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (ADS) and per share (ADS) data

	For the three months ended
	March 31	December 31	March 31	March 31
	2012	2012	2013	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB’000	RMB’000	RMB’000	US$’000
Net revenues	803,873	836,663	1,112,898	179,187

Cost of revenues	(879,111)	(1,098,413)	(1,083,999)	(174,534)

Gross profit / (loss)	(75,238)	(261,750)	28,899	4,653

Operating expenses
Selling expenses	(58,695)	(115,663)	(82,122)	(13,222)
G&A expenses	(63,329)	(221,653)	(55,070)	(8,867)
R&D expenses	(23,596)	(26,709)	(19,927)	(3,207)

Total operating expenses	(145,620)	(364,025)	(157,119)	(25,296)

Operating loss	(220,858)	(625,775)	(128,220)	(20,643)

Interest expenses	(69,111)	(73,927)	(75,755)	(12,197)
Interest income	2,668	3,237	2,337	376
Exchange gain (loss)	2,630	21,669	(28,800)	(4,637)
Gain (loss) on change in fair value of derivative	8,742	(2,688)	5,021	808
Gain (loss) on change in conversion feature fair value of convertible bond	(9,472)	1,411	2,113	340
Loss on extinguishment of debt	(56,114)	—	—	—
Other income	1,900	2,739	1,517	244
Other expenses	(1,710)	(6,150)	(3,587)	(578)

Net loss before income tax	(341,325)	(679,484)	(225,374)	(36,287)

Income tax expenses	37,667	9,074	(539)	(87)

Net loss	(303,658)	(670,410)	(225,913)	(36,374)

Net loss attributable to shareholders	(303,658)	(670,410)	(225,913)	(36,374)

Other comprehensive loss, net of tax
Foreign currency translation adjustment	—	(358)	(609)	(98)

Comprehensive loss attributable to ordinary shareholders	(303,658)	(670,768)	(226,522)	(36,472)

Net loss per share
Basic	(0.72)	(1.59)	(0.53)	(0.09)
Diluted	(0.72)	(1.59)	(0.53)	(0.09)

Shares used in computation
Basic	421,816,336	422,565,284	422,857,465	422,857,465
Diluted	421,816,336	422,565,284	422,857,465	422,857,465

Net loss per ADS
Basic	(3.60)	(7.93)	(2.67)	(0.43)
Diluted	(3.60)	(7.93)	(2.67)	(0.43)

ADSs used in computation
Basic	84,363,267	84,513,057	84,571,493	84,571,493
Diluted	84,363,267	84,513,057	84,571,493	84,571,493

Hanwha SolarOne Co., Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

	For the three months ended
	March 31, 2012	December 31, 2012	March 31, 2013	March 31, 2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB’000	RMB’000	RMB’000	US$’000
Cash flow from operating activities
Net loss	(303,658)	(670,410)	(225,913)	(36,374)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Unrealised loss/(gain) from derivative contracts	1,317	3,477	(13,486)	(2,171)
Amortization of convertible bonds discount	24,102	18,223	24,117	3,883
Changes in fair value of conversion feature of convertible bonds	9,472	(1,411)	(2,113)	(340)
Loss on extinguishment of debt	56,114	—	—	—
Loss from disposal of fixed assets	263	1,364	1,161	187
Depreciation and amortization	84,855	107,232	106,477	17,144
Amortization of long-term deferred expenses	1,395	4,616	4,656	750
Provision for doubtful debt of advance to suppliers	—	170,012	—	—
Provision for doubtful debt of other receivables	—	50,048	—	—
Provision for amount due from related party	—	15,960	—	—
Provision for doubtful debt of accounts receivable	—	87,626	—	—
Write down of inventories	206,814	53,926	35,171	5,663
Stock compensation expense	2,067	1,781	440	71
Warranty provision	4,432	6,788	10,023	1,614
Warranty reversal	(2,195)	(389)	(1,277)	(206)
Deferred tax benefit	(37,967)	(375)	(7,467)	(1,202)
Changes in operating assets and liabilities
Restricted cash	12,290	84,390	2,758	444
Inventory	(181,881)	(135,687)	26,691	4,298
Account and notes receivables	(13,911)	112,392	(173,102)	(27,871)
Advance to suppliers and long-term prepayments	(97,942)	57,644	69	11
Intangible assets	(7,104)	—	—	—
Other current assets	156,713	(62,079)	90,543	14,578
Amount due from related parties	144,885	(14,365)	1,812	292
Accounts and notes payable	102,350	(377,764)	15,824	2,548
Accrued expenses and other liabilities	(39,144)	32,706	(52,764)	(8,496)
Customer deposits	(46,873)	(10,176)	(9,319)	(1,501)
Amount due to related parties	(30,421)	26,254	111,274	17,916
Long-term payable	—	(2,450)	—	—

Net cash provided by (used in) operating activities	45,973	(440,667)	(54,425)	(8,762)

Cash flows from investing activities
Acquisition of fixed assets	(406,888)	(71,423)	(201,281)	(32,408)
Change of restricted cash	51,495	(5,495)	(2,202)	(355)

Net cash used in investing activities	(355,393)	(76,918)	(203,483)	(32,763)

Cash flows from financing activities
Payment for repurchase of convertible bonds	(199,831)	—	—	—
Change of restricted cash	—	(1,225)	(11,743)	(1,891)
Proceeds from short-term bank borrowings	1,096,384	100,627	826,398	133,058
Proceeds from long-term bank borrowings	104,237	—	—	—
Proceeds from long-term notes payable	—	—	627,821	101,085
Payment of short term bank borrowings	(757,099)	(398,245)	(709,458)	(114,230)
Payment for long term bank borrowings	—	(111,536)	(142,222)	(22,899)
Payment of arrangement fee of long-term loans	—	(2,596)	(2,638)	(425)
Payment of arrangement fee of short-term loans	(1,967)	(128)	(1,772)	(285)

Net cash provided by (used in) financing activities	241,724	(413,103)	586,386	94,413

Net increase (decrease) in cash and cash equivalents	(67,696)	(930,688)	328,478	52,888

Cash and cash equivalents at the beginning of period	1,976,555	1,607,164	676,476	108,919

Cash and cash equivalents at the end of period	1,908,859	676,476	1,004,954	161,807

Supplemental disclosure of cash flow information:
Interest paid	39,151	26,421	46,594	7,502
Income tax paid	26,384	549	362	58
Realized gain/(loss) from derivative contracts	10,059	790	(8,465)	(1,363)
Supplemental schedule of non-cash activities:
Acquisition of fixed assets included in accounts payable, accrued expenses and other liabilities	(140,415)	30,816	(147,125)	(23,689)

	For the three months ended
	March 31, 2012	December 31, 2012	March 31, 2013	March 31, 2013
	(RMB million)	(RMB million)	(RMB million)	(US$ milllion)
Non-GAAP net loss	(269.9)	(650.6)	(202.9)	(32.7)
Fair value changes of the conversion features of the Convertible bonds	(9.5)	1.4	2.1	0.3
Accretion of interest of the Convertible bonds	(24.3)	(21.2)	(25.1)	(4.0)

GAAP net loss	(303.7)	(670.4)	(225.9)	(36.4)

	For the three months ended
	March 31, 2012	December 31, 2012	March 31, 2013	March 31, 2013
	(RMB)	(RMB)	(RMB)	(US$)
Non GAAP net loss per ADS - Basic	(3.20)	(7.70)	(2.40)	(0.39)
Fair value changes of the conversion features of the Convertible bonds	(0.11)	0.02	0.03	0.01
Accretion of interest of the Convertible bonds	(0.29)	(0.25)	(0.30)	(0.05)

Net loss contributed to shareholders per ADS - Basic	(3.60)	(7.93)	(2.67)	(0.43)

ADS (Basic)	84,363,267	84,513,057	84,571,493	84,571,493

	For three months ended			Annualized for the three months ended
	March 31, 2012	December 31, 2012	March 31, 2013	March 31, 2012	December 31, 2012	March 31, 2013
Non-GAAP Return on Equity	-7.36%	-24.41%	-9.06%	-29.44%	-97.64%	-36.24%
Fair value changes of the conversion features of the Convertible bonds	0.64%	3.35%	1.43%	2.56%	13.40%	5.72%
Accretion of interest of the Convertible bonds	-0.59%	-0.69%	-0.95%	-2.36%	-2.76%	-3.80%

GAAP Return on equity	-7.31%	-21.75%	-8.58%	-29.24%	-87.00%	-34.32%